Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD FINANCE INC.

US$550,000,000 4.700% NOTES DUE 2047

FINAL TERM SHEET

September 11, 2017

Issuer:	Brookfield Finance Inc.

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Guarantor’s Ticker:	BAMACN

Security:	4.700% Senior Unsecured Notes due September 20, 2047

Format:	SEC registered

Size:	US$550,000,000

Trade Date:	September 11, 2017

Expected Settlement Date:	September 14, 2017 (T+3)

Maturity Date:	September 20, 2047

Coupon:	4.700%

Interest Payment Dates:	March 20 and September 20, commencing March 20, 2018

Price to Public:	99.219%

Benchmark Treasury:

[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions (“NI 44-102”)]

Benchmark Treasury Price & Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark

Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]

Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]

Yield:	4.749%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to March 20, 2047, treasury rate plus 30 bps

Par Call:	At any time on or after March 20, 2047, at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:	General corporate purposes

CUSIP/ISIN:	11271L AB8 / US11271LAB80

Joint Book-Runners[1]:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.

Co-Managers:

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Itau BBA USA Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Natixis Securities Americas LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

The notes will be issued under an indenture dated as of June 2, 2016, between Brookfield Finance Inc., Brookfield Asset Management Inc. and Computershare Trust Company of Canada, as trustee, as supplemented by a second supplemental indenture to be dated as of the date of the issuance of the notes (collectively, the “Indenture”). The foregoing is a summary of certain of the material attributes and

1                   This offering will be made in Canada by HSBC Securities (Canada) Inc., a broker-dealer affiliate of HSBC Securities (USA) Inc.

characteristics of the notes, which does not purport to be complete and is qualified in its entirety by reference to the Indenture.